Exhibit 99.2

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the nine-month periods ended September 30, 2017 and 2018 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2017, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent, and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing IFX-1 for the treatment of HS, a chronic debilitating systemic inflammatory skin disease, for which we have commenced a Phase IIb clinical trial in the first quarter of 2018. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies or molecules to address a wide array of complement-mediated diseases with significant unmet needs, including AAV, a rare, life-threatening autoimmune disease.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have not generated any product revenue and have financed our operations primarily through our public offerings, the private placement of our securities and other income from various grants.

As of September 30, 2018, we had raised an aggregate of approximately €206 million, mainly from our initial public offering the subsequent follow on (together approximately €131 million), and from private placements of our securities (approximately €74 million). As of September 30, 2018, we had cash and cash equivalents of €56.3 million and other securities of €105.8 million.

As of September 30, 2018, we had an accumulated deficit of €70.8 million. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly if, and as we:

•	continue to develop and conduct clinical trials with respect to our lead product candidate, IFX-1, including in connection with the conduct of our ongoing Phase IIb clinical trial of IFX-1 for HS and our Phase II clinical trials of IFX-1 AAV and other indications planned;

•	initiate and continue research, preclinical and clinical development efforts for any future product candidates, including IFX-2;

•	seek to identify additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•	establish sales, marketing, distribution, and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;

•	require the manufacture of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for IFX-1 and IFX-2;

•	maintain, expand, and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including continuing to add personnel to support our product development and help us comply with our obligations as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop IFX-1 or any additional product candidates.

Our financial statements in 2017 were materially affected by the corporate reorganization conducted in connection with our initial public offering (see Note 1 to our consolidated financial statements as of and for the year ended December 31, 2017).

Research and Development Expenses

We will use our existing liquidity primarily to fund research and development expenses. Research and development expenses have consisted principally but not exclusively of:

•	expenses incurred under agreements with contract research organizations (CROs), contract manufacturing organizations (CMOs), consultants, and independent contractors that conduct research and development, preclinical, and clinical activities on our behalf

•	employee-related expenses, including salaries, benefits, and stock-based compensation expenses based upon employees’ role within the organization

•	professional fees for lawyers related to the protection and maintenance of our intellectual property

Our research and development expenses are highly dependent on the development phases of our research projects, and therefore fluctuates significantly from period to period. We expect that our total research and development expenses in 2018 will be significantly higher compared to our expenses in 2016 and 2017. Our research and development expense are mainly attributable to the following key programs:

IFX-1 in Hidradenitis Suppurativa (“HS”).

HS is a chronic, inflammatory, recurrent and debilitating skin disease. The prevalence of moderate to severe HS patients (“Hurley stage 2 and 3”) is estimated to be up to 200,000 patients in the US and over 200,000 patients in Europe. HS patients have significant complement activation with elevated C5a levels.

•	In the second quarter of 2017, we completed a single center, open label Phase IIa study investigating the safety and tolerability of IFX-1 in 12 patients with severe HS (Hurley stage 3). At the end of the observation period, 83% showed a clinical response based on the clinical endpoint: Hidradenitis Suppurativa Clinical Response (HiSCR) score which has been validated and used as primary endpoint for a drug approval in the US and the EU before.

•	Following the positive outcome of this study, in the first quarter of 2018 we started a multi-national, multi-center, double-blind, placebo-controlled Phase IIb study to evaluate the dose response of IFX-1 to different dose regimens on the HiSCR. The study is expected to enroll 175 patients with moderate to severe HS (Hurley stage 2 and 3). We expect topline results in 1H 2019.

IFX-1 in Anca Associate Vasculitis (“AAV”)

AAV is a rare, life-threatening autoimmune disease which is characterized by necrotizing vasculitis. The life-threatening flare phases in this disease affect organs leading to potentially fatal organ dysfunction and failure. The prevalence of AAV patients is estimated to be around 40,000 patients in the US and around 75,000 patients in Europe. AAV patients have significant complement activation with elevated C5a levels.

•	We started a placebo-controlled multi-center Phase II study in the US to evaluate the safety and efficacy of IFX-1 on top of standard of care in patients with AAV.

•	Another, larger placebo-controlled multi-center Phase II study aiming to investigate the replacement of high-dose glucocorticoid treatments with IFX-1 in Europe is under preparation.

We anticipate that our research and development expenses will increase substantially in connection with the commencement of these and any additional clinical trials. We are now incurring increased expenses related to the manufacturing of clinical trial material while also starting to move manufacturing to commercial scale production with an optimized production process.

Other development programs related to IFX-1.

We are currently preparing additional clinical development programs in other chronic inflammatory and autoimmune diseases as well as within the oncology space. The costs are mainly related to preparatory work carried out by in-house personnel as well as expert external advisors to establish initial target product profiles and draft clinical development plans. In addition, pre-clinical studies are carried out to support clinical development where appropriate and reasonably achievable. Additional smaller expenses are related to intellectual property protection measures. The costs in these development areas will significantly increase if and when we are starting initial clinical Phase II development studies which are planned to commence in due course.

IFX-2.

We are continuing preclinical development work of IFX-2. The expenses here mainly consist of salaries of in-house personnel, costs for preclinical testing and further planned toxicology studies conducted by CROs and costs for the production of preclinical material and the establishment of the initial manufacturing process that conforms to GMP standards.

Other development programs.

Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds, and costs paid to CROs.

In 2016 and 2017, we incurred research and development expenses of €5.3 million and €14.4 million, respectively. For the nine months ended September 30, 2017 and 2018, we incurred research and development expenses of €8.1 million and €16.0 million, respectively. The principal driver of the increase in our research and development expenses was the clinical development and manufacturing of IFX-1. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and enrollment. Research and development expenses are expected to increase significantly as we advance the clinical development of IFX-1 and IFX-2, and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs for development activities, such as preclinical studies and clinical trials based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates.

For a discussion of our other key financial statement line items, please see “Item 5. Operating and Financial Review and Prospects—Financial operations overview” in the Annual Report.

Results of Operations

The numbers below were derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Three Months Ended September 30, 2017 and 2018

	Three Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Other income and expenses (net)	81	59	(23)
Research and development expenses	(2,606)	(5,451)	(2,845)
General and administrative expenses	(692)	(3,042)	(2,350)
Loss before interest and income taxes	(3,216)	(8,434)	(5,218)
Finance income	8	2,101	2,093
Finance costs	(849)	(441)	408
Loss before tax	(4,057)	(6,774)	(2,717)
Income tax expense	—	—
Loss for the period	(4,057)	(6,774)	(2,717)
Foreign currency translation differences	2	42	40
Total comprehensive loss attributable to owners of the Company	(4,055)	(6,732)	(2,677)

Research and Development Expenses

	Three Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Third party expenses	1,703	3,091	1,388
thereof manufacturing	1,369	1,385	15
thereof clinic, pre-clinical	334	1,707	1,373
Personnel expenses	737	2,023	1,286
Legal and consulting fees	169	109	(60)
Other expenses	(4)	227	231
Total Research and development expenses	2,607	5,451	2,844

Research and development expenses increased by €2.8 million to €5.5 million for the three months ended September 30, 2018, from €2.6 million for the three months ended September 30, 2017. This increase is primarily attributable to a €1.4 million increase in CRO expenses mainly related to our ongoing clinical Phase II trials in HS and AAV, as well as a €1.3 million increase in employee-related costs mainly caused by higher expenses associated with non-cash stock-based compensation, principally from equity award grants under our LTI Plan 2017, amounting to an increase of €0.9 million.

General and Administrative Expenses

	Three Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Personnel expenses	473	2,301	1,829
Legal, consulting and audit fees	63	346	282
Other expenses	156	395	239
Total General and administrative expense	692	3,042	2,350

General and administrative expenses increased by €2.4 million to €3.0 million for the three months ended September 30, 2018, from €0.7 million for the three months ended September 30, 2017. This increase is primarily attributable to a €1.8 million increase in employee-related costs associated with non-cash stock-based compensation, principally from equity award grants under our LTI Plan 2017, amounting to an increase of €1.6 million. The increase of €0.3 million for legal, consulting and audit fees is mainly attributable to costs of being a publicly listed company, as well as tax services.

Finance result

	Three Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Finance income
Unrealized FX-gains	0	1,347	1,347
Interest and other finance income	8	754	746
Total Finance income	8	2,101	2,093
Finance costs
Interest on preferred shares	(758)	0	758
Cost of issuing preferred shares	(87)	0	87
Unrealized FX-losses	0	(416)	(416)
Other finance costs	(5)	(25)	(20)
Total Finance costs	(849)	(441)	408
Finance result	(841)	1,660	2,501

Finance result increased by €2.5 million to €1.7 million finance income for the three months ended September 30, 2018, from €0.8 million finance costs for the three months ended September 30, 2017. This increase is mainly attributable to unrealized foreign exchange gains of our USD term deposits. Interest and other finance income is attributable to interest on our USD term deposits. For the three months ended September 30, 2017, interest expense in connection with preferred shares amounted to €0.8 million. Preferred shares were converted into common shares in connection with the initial public offering in the fourth quarter of 2017.

Comparison of the Nine months Ended September 30, 2017 and 2018

	Nine Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Other income and expenses (net)	111	176	64
Research and development expenses	(8,108)	(15,955)	(7,847)
General and administrative expenses	(2,038)	(9,200)	(7,162)
Loss before interest and income taxes	(10,035)	(24,979)	(14,944)
Finance income	8	8,107	8,099
Finance costs	(2,504)	(2,666)	(163)
Loss before tax	(12,530)	(19,538)	(7,008)
Income tax expense	—	—
Loss for the period	(12,530)	(19,538)	(7,008)
Foreign currency translation differences	0	26	26
Total comprehensive loss attributable to owners of the Company	(12,530)	(19,512)	(6,982)

Research and Development Expenses

	Nine Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Third party expenses	5,178	9,244	4,066
thereof manufacturing	3,674	3,758	84
thereof clinic, pre-clinical	1,504	5,486	3,983
Personnel expenses	2,379	5,959	3,580
Legal and consulting fees	452	303	(149)
Other expenses	100	449	349
Total Research and development expenses	8,108	15,955	7,847

Research and development expenses increased by €7.8 million to €16.0 million for the nine months ended September 30, 2018, from €8.1 million for the nine months ended September 30, 2017. This increase is primarily attributable to a €4.1 million increase in CRO expenses mainly related to our ongoing clinical Phase II trials in HS and AAV, as well as a €3.6 million increase in employee-related costs mainly caused by higher expenses associated with non-cash stock-based compensation, principally from equity award grants under our LTI Plan 2017, respectively, amounting to an increase of €2.5 million.

General and Administrative Expenses

	Nine Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Personnel expenses	1,370	6,568	5,198
Legal, consulting and audit fees	285	1,507	1,223
Other expenses	383	1,124	741
Total General and administrative expense	2,038	9,200	7,162

General and administrative expenses increased by €7.2million to €9.2 million for the nine months ended September 30, 2018, from €2.0 million for the nine months ended September 30, 2017. This increase is primarily attributable to a €5.2 million increase in employee-related costs associated with non-cash stock-based compensation, principally from equity award grants under our LTI Plan 2017, respectively amounting to an increase of €4.4 million. The increase of €1.2 million for legal, consulting and audit fees is mainly attributable to costs of being a publicly listed company, as well as tax services.

Finance result

	Nine Months Ended September 30,
	2017	2018	Change
	(in thousands of €)
Finance income
Unrealized FX-gains	0	6,651	6,651
Interest and other finance income	8	1,456	1,448
Total Finance income	8	8,107	8,099
Finance costs
Interest on preferred shares	(2,229)	0	2,229
Cost of issuing preferred shares	(260)	0	260
Unrealized FX-losses	0	(2,578)	(2,578)
Other finance costs	(15)	(88)	(73)
Total Finance costs	(2,504)	(2,666)	(163)
Finance result	(2,496)	5,441	7,937

Finance result increased by €7.9 million to €5.4 million finance income for the nine months ended September 30, 2018, from €2.5 million finance costs for the nine months ended September 30, 2017. This increase is mainly attributable to unrealized foreign exchange gains of our USD term deposits. Interest and other finance income is attributable to interest on our US$ term deposits. For the nine months ended September 30, 2017, interest expenses in connection with preferred shares amounted to €2.2 million. Preferred shares were converted into common shares in connection with the initial public offering in the fourth quarter of 2017.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the nine months ended September 30, 2018, we incurred a net loss of €19.5 million. To date, we have financed our operations primarily through the sale of our securities. As of September 30, 2018, we had cash and cash equivalents of €56.3 million as well as other securities of €105.8 million.

Our cash and cash equivalents primarily consist of bank deposit accounts, fixed USD term deposits and money market investment funds. Other securities mainly consist of quoted debt securities with a duration of max. 1-2 years (investment grade).

Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2017 and 2018:

	Nine Months Ended September 30,
	2017	2018
	(in thousands of €)
Cash used in operating activities	(8,426)	(15,235)
Net cash used in investing activities	(106)	(105,411)
Net cash from financing activities	1,500	49,641
Cash and cash equivalents at the beginning of the period	29,117	123,282
Exchange gains on cash and cash equivalents	0	4,073
Cash and cash equivalents at the end of the period	22,084	56,349

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased by €6.8 million to €15.2 million in the nine months ended September 30, 2018, from €8.4 million in the nine months ended September 30, 2017, mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and our own personnel expenses.

Net Cash Used in Investing Activities

Net cash used for investing activities increased by €105.3 million to €105.4 million in the nine months ended September 30, 2018, from €0.1 million in the nine months ended September 30, 2017, mainly due to investments in publicly traded funds that invests in various fixed rate notes (€110.9 million) as well as investments in office and laboratory equipment of our new subsidiary in InflaRx Pharmaceutical Inc.

Net Cash Provided by Financing Activities

Net cash generated from financing activities increased by €48.1 million to €49.6 million in the nine months ended September 30, 2018 mainly due to our follow on registered public offering in May 2018, compared to €1.5 million in the three months ended September 30, 2017, when cash contributions from the sale of the Series C preferred shares were received.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct Phase II clinical trials of IFX-1 in patients with HS and AAV, initiate two additional trials with IFX-1 in other indications, continue preclinical development of IFX-2, initiate new research and preclinical development efforts and seek marketing approval for any product candidates that we successfully develop and receive approval for. If the planned Phase IIb trial of HS is successful, we plan to commence a Phase III program of IFX-1 in HS and currently anticipate that the cost of such program could be in the range of €50 to €60 million. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We completed our initial public offering of common shares and listing of such common shares on the NASDAQ Global Select Market in the fourth quarter of 2017. We raised an aggregate of $93 million in net proceeds from our initial public offering. We raised an aggregate of $59.1 million in net proceeds from our public offering in May 2018. As such, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, ownership interest will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Off-Balance Sheet Arrangements

As of September 30, 2018, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Item 5. Operating and Financial Review and Prospects—Off-balance sheet arrangements” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Item 5. Operating and Financial Review and Prospects—Contractual obligations and commitments” in the Annual Report.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2018, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 5. Operating and Financial Review and Prospects–Quantitative and qualitative disclosures about market risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—Critical judgments and accounting estimates” in the Annual Report.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2018, our accumulated deficit was €70.8 million;

•	the timing of any submission of filings for regulatory approval of IFX-1 or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of IFX-1 for any indication;

•	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on sponsors of, and clinical investigators in, trials of our product candidates, contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of IFX-1 and our other product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of IFX-1, which is still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if approved, in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of IFX-1 or any other product candidates, if approved for commercial use;

•	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers for our planned future clinical trials;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events except as required by law.